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                            December 1, 2023

       Christopher Eperjesy
       Chief Financial Officer
       Custom Truck One Source, Inc.
       7701 Independence Ave
       Kansas City, MO 64125

                                                        Re: Custom Truck One
Source, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 8, 2023
                                                            File No. 1-38186

       Dear Christopher Eperjesy:

              We have reviewed your November 8, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 24

   1. We note your response to prior comment 1. Your reference to Item 10(e)(4) of Regulation
                                                        S-K does not appear to
apply since you exclude the effect of the adjustments to rental equipment fleet
acquired in business combinations in your computation of these measures. Your
adjustment appears to turn these measures into tailored measures. Please revise your future
disclosure to remove the adjustments made for rental equipment acquired in business
combinations or explain to us further why you believe these are not tailored measures.
Refer to Question 100.04 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations.
 Christopher Eperjesy
Custom Truck One Source, Inc.
December 1, 2023
Page 2
Adjusted EBITDA, page 28

2. We note your response to prior comment 2. Your purchase accounting adjustment appears to be tailored accounting because it reverses the fair value GAAP accounting required in business combinations. Your sales-type lease adjustment appears to be tailored because as you state in your response your adjustment changes the recognition of those amounts to cash basis. Please revise your presentation in future filings to remove these adjustments or tell us further why you believe they are not individually tailored recognition methods.
         Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristopher Eperjesy                         Sincerely,
Comapany NameCustom Truck One Source, Inc.
                                                               Division of
Corporation Finance
December 1, 2023 Page 2                                        Office of Trade
& Services
FirstName LastName